UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2014 (Report No. 1)

Commission File Number: 0-28724

ORCKIT COMMUNICATIONS LTD.
(Translation of registrant’s name into English)

126 Yigal Allon Street, Tel-Aviv 67443, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __N/A__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __N/A__

CONTENTS

This Report on Form 6-K is hereby incorporated by reference into (i) the Registration Statements on Form F-3, Registration Nos. 333-160443, 333-164822, 333-165753, 333-166203 and 333-171438 of Orckit Communications Ltd. (the "Company") and (ii) the Company’s Registration Statements on Form S-8, Registration Nos. Registration Nos. 333-05670, 333-08824, 333-12178, 333-131991, 333-164090 and 333-188425.

On August 14, 2014, Adv. Lior Dagan, the temporary liquidator of the Company, filed his initial report with the District Court of Tel Aviv.  Set forth below are highlights of such report:

•	The temporary liquidator has taken control of the assets of the Company and has taken steps to learn all aspects of the business of the Company;

•	The temporary liquidator requested the Court's approval to retain the accounting services of Jacob Pasi, which request was approved;

•	The temporary liquidator is taking steps to reduce the expenses of the Company and sell unneeded assets;

•
The temporary liquidator has succeeded in obtaining the agreement of eleven former key employees of the Company to provide professional assistance to the Company and its customers, as needed, one of whom will be hired on a full-time basis;

•
The temporary liquidator is holding discussions with key customers regarding the Company's continuing support services, supply of ordered products, end-of-life orders and the collection of the Company of outstanding accounts receivable;

•	The temporary liquidator is holding discussions with the Company's sole manufacturer regarding its continuing services to the Company;

•	The Company's material assets consist of the following:

o	accounts receivable in the amount of approximately $3.0 million;

o	pipeline of existing orders in the amount of approximately $1.2 million;

o	the Company's claims against Hudson Bay and Networks3 for unlawful breach of the Strategic Investment Agreement dated March 12, 2013;

o	intellectual property, including 80 patents;

o	the value of the public platform of the parent company; and

o	inventory, including electronic components, computers and equipment.

•	The temporary liquidator is seeking potential buyers of the Company's business, assets and/or public parent company;

•
The outstanding debt to the Israeli Office of the Chief Scientist (the "OCS") is $2.4 million, and the OCS has indicated that it would be willing not to invoke Section 47(b) of the Encouragement of Industrial Research and Development Law, 5744-1984 (which would increase the OCS's debt claim to approximately $20 million) in the event of a debt arrangement or a sale to an Israeli buyer who undertakes to continue to conduct the business and make royalty payments to the OCS. In the event of a sale to a foreign buyer, the OCS's entitlement would be computed in accordance with the formula set forth in Section 19B(e) of the Encouragement of Industrial Research and Development Law, 5744-1984, without derogating from the OCS's rights under Section 47(b) thereof;

•
The temporary liquidator estimates that the continued operation of the business of the Company until it is sold is essential to maximize the value of its assets, and has formulated a limited operational plan that includes, inter alia, fulfilling customer orders, collecting customer debts and maintaining a limited system of customer service;

•	The temporary liquidator estimates that the potential amount that can be collected from customers pursuant to this operational plan is approximately $4.2 million; and

•
The temporary liquidator also plans to maintain the Company's intellectual property and public platform of the parent company and is examining the continuation of the legal proceedings initiated by the Company against Networks and Hudson Bay.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORCKIT COMMUNICATIONS LTD.

Date: September 2, 2014	By:	/s/ Lior Dagan
Lior Dagan, Temporary Liquidator